UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number 001-14928

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

29 November 2021

MIKE REGNIER APPOINTED AS SANTANDER UK CHIEF EXECUTIVE OFFICER

Santander UK announced today, subject to regulatory approval, the appointment of Mike Regnier as Chief Executive Officer of Santander UK Group Holdings plc and Santander UK plc.

Mike joins from Yorkshire Building Society, where he has been CEO since 2017 and prior to that Chief Commercial and Chief Customer Officer. He has over 25 years’ financial services and retail experience having held a variety of leadership positions across a range of blue-chip brands including Lloyds Banking Group, TSB, Halifax and Asda. He started his career as a management consultant, initially at Arthur. D Little before moving to the Boston Consulting Group.

Santander Chairman, William Vereker said: “I am delighted to be able to appoint someone of Mike’s calibre as our new CEO. He brings a powerful combination of experience, knowledge and energy, twinned with a positive vision for the future of the bank. I am confident that he will provide the strategic leadership required to drive the bank forward and fulfil our ambition to be a responsible and diverse business with our customers, communities and colleagues at its heart.

“I look forward to working with Mike and building on the work of Nathan and the leadership team.”

Antonio Simoes, Head of Europe and CEO of Santander Spain welcomed the appointment: “I am thrilled to welcome Mike to Santander UK and the European leadership team. His proven track record and leadership skills will be invaluable as we build a better bank across One Europe.”

Mike Regnier said: “I am honoured to be joining Santander, a bank with a rich heritage in the UK, a strong track record of innovation and a commitment to helping our country prosper. “I am excited to be able to make a real difference to people and businesses across the UK, helping them to thrive and grow with the support of Santander’s incredible team and unique services and products.”

- Ends -

The information contained in our press releases is intended solely for journalists and should not be used by consumers to make financial decisions.

Notes to Editors

1) Photos available upon request.

2) Biography

Yorkshire Building Society, Leeds (June 2014 – present)

Chief Executive Officer (January 2017 – present), previously Chief Commercial Officer and Chief Customer Officer

TSB / Lloyds Banking Group (LBG) / HBOS, Halifax and London (May 2006 – May 2014)

Roles undertaken include Products & Marketing Director, TSB, a variety of Director roles responsible for Savings, Current Accounts and Credit Cards at Lloyds Banking Group, Halifax and Bank of Scotland.

ASDA Stores Ltd., Leeds (June 2003 – May 2006)

Roles included General Manager Beers, Wines & Spirits and Head of Customer Research and Pricing.

The Boston Consulting Group Ltd., London (1999 - June 2003)

Arthur D. Little Ltd., London (1994-1997)

Various consulting projects at both organisations

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2021, the bank had around 20,900 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in the Europe, North America and South America regions, and is one of the largest banks in the world by market capitalization. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of the first half of 2021, Banco Santander had €1.1 trillion in total funds, 150 million customers, of which 24.2 million are loyal and 45.3 million are digital, 10,000 branches and 190,000 employees.

Media Enquiries

Adam Williams	M: 07711 783 118	E: adam.r.williams@santander.co.uk

Follow @santanderuknews on Twitter

The Santander press office operates from 8.00am to 6.00pm. Outside of these hours please call 0800 5877708.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

By:	/s/ Christopher Wise
Name:	Christopher Wise
Title:	Authorized Signatory

Date: November 29, 2021